Exhibit (h)(8)

Amended and Restated Fee Waiver and Expense Reimbursement Agreement

for Value Line Core Bond Fund

This AMENDED AND RESTATED FEE WAIVER AND EXPENSE REIMBURSEMENT AGREEMENT, dated March 31, 2024, by and between EULAV Asset Management (the “Adviser”), EULAV Securities LLC (the “Distributor”) and Value Line Core Bond Fund (the “Fund”), amends and restates the Fee Waiver and Expense Reimbursement Agreement, originally adopted July 15, 2015, as amended, restated and/or reformed from time to time (the “Agreement”).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company and is organized as a Massachusetts business trust under the laws of the Commonwealth of Massachusetts;

WHEREAS, the Fund and the Adviser are parties to an investment advisory agreement (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund, which may be amended from time to time, for compensation based on the value of the average daily net assets of the Fund (the “Advisory Fee”);

WHEREAS, the Fund and the Distributor are parties to the Fund’s plan adopted pursuant to Rule 12b-1 Plan under the 1940 Act (the “Rule 12b-1 Plan”), pursuant to which the Distributor engages in marketing and distribution activities on behalf of the Fund, which may be amended from time to time, for compensation based on the value of the average daily net assets of the Fund (“Distribution Fee”);

WHEREAS, the Fund incurs certain operating expenses in addition to the Advisory Fee and Distribution Fee; and

WHEREAS, the Adviser and the Distributor have voluntarily determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a specified level, and the Fund, the Adviser and the Distributor therefore have entered into this Agreement in order to maintain the expense ratio of the Fund at such specified level during the Term (as defined in Section 2).

NOW THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.	Expense Limitation.

1.1           During the Term (as defined in Section 2), the Adviser and the Distributor each agrees to waive all or a portion of their respective Advisory Fee and Distribution Fee to the extent necessary so that the total expenses of every character incurred by the Fund (excluding acquired fund fees and expenses, interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund’s business (i.e., litigation)) (“Operating Expenses”) do not exceed the Operating Expense Limit (as defined in Section 1.2 below). The parties agree that such amounts shall be waived and reimbursed in the following order:

•	first, the Distributor shall waive its receipt of the Distribution Fee up to the amount payable to it under the Rule 12b-1 Plan; and

•	second, the Adviser shall waive its receipt of the Advisory Fee up to the amount payable under the Advisory Agreement; and

•	third, the Adviser shall make payments to the Fund of the amount during the Term by which the Operating Expenses incurred by the Fund in any fiscal year (after waiver of Advisory Fees and Distribution Fees) exceed the Operating Expense Limit (the “Excess Amount”).

1.2           Operating Expense Limit. The maximum Operating Expense Limit in any year with respect to the Fund shall be a rate, calculated as an annualized percentage of the Fund’s average daily net assets and equal to: (1) 0.99% in periods prior to May 1, 2019; (2) 0.90% in periods beginning on May 1, 2019 and continuing through April 30, 2023; and (3) 0.80% in periods beginning on May 1, 2023. Notwithstanding the foregoing, for purposes of calculating recoupment under Section 1.3 which permits recovery only to the extent that Operating Expenses (including recoupment) will not exceed the Operating Expense Limit, the applicable Operating Expense Limit shall be the lower of: (a) the Operating Expense Limit in effect at the time of recoupment; and (b) the Operating Expense Limit in effect in the period when the Prior Expense was waived, reimbursed or assumed.

1.3           Recoupment. The Adviser and the Distributor shall keep a record of the amounts of Advisory Fees and Distribution Fees waived and the Adviser shall keep a record of Excess Amounts reimbursed pursuant to Section 1.1 hereof (“Prior Expenses”). Subject to the last sentence of this Section 1.3, if at any future date Operating Expenses of the Fund are less than the Operating Expense Limit, the Adviser and the Distributor shall each be entitled to payment by the Fund of the amount of such Prior Expenses, in order of priority reverse to that established in Section 1.1 without interest thereon, except to the extent that such payment will cause Operating Expenses of the Fund to exceed the Operating Expense Limit. If Operating Expenses of the Fund subsequently exceed the Operating Expense Limit, the recoupment of Prior Expenses shall be suspended. If subsequent recoupment of Prior Expenses shall be resumed to the extent that Operating Expenses do not exceed the Operating Expense Limit, the Operating Expense Limit in Section 1.1 shall (unless previously terminated in accordance with the terms hereof) apply. The Adviser and the Distributor may each seek recoupment only for Prior Expenses waived or paid by it during the three years immediately prior to the month in which recoupment occurs; provided, however, that such Prior Expenses may only be recouped hereunder to the extent they were waived or paid after the applicable effective date of this Agreement. The provisions of this Agreement shall survive the termination of this Agreement to the extent necessary to permit any such reimbursement.

1.4           Limitation of Liability. The obligations of the Fund are not personally binding upon, nor will resort be had to the private property of, any of the Trustees, shareholders, officers, employees or agents of the Fund, but only the Fund’s property shall be bound. The obligations and expenses incurred, contracted for or otherwise existing with respect to the Fund shall be enforced only against the assets of the Fund.

1.5           Method of Computation. To determine the Adviser’s and the Distributor’s obligations hereunder, each month the Fund Operating Expenses for the Fund shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month of the Fund exceed the Operating Expense Limit of the Fund, the Adviser and, as applicable, the Distributor shall waive or reduce their Advisory Fee and Distribution Fee for such month in the order and amount set forth in Section 1.1, and if necessary the Adviser shall remit an amount to the Fund, sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit.

1.6           Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the Advisory Fee and Distribution Fee waived or reduced by the Adviser and the Distributor (as applicable) and other payments remitted by the Adviser to the Fund with respect to the previous fiscal year are sufficient to ensure that the Fund’s Operating Expenses do not exceed the Operating Expense Limit.

2.             Term; Termination. The term (“Term”) of the Applicable Expense Limit under this Agreement shall begin on July 15, 2015 and end on May 1, 2025. The Term of this Agreement shall be continued from year to year unless the Adviser and the Distributor unanimously agree not to so continue the Term of this Agreement by giving the Fund not less than 5 days prior notice. This Agreement shall terminate automatically with respect to the Fund and to the Adviser or the Distributor upon the termination of the Advisory Agreement or the Rule 12b-1 Plan, respectively. The Fund can terminate this Agreement by giving the other parties not less than 5 days prior written notice of termination.

3.             Miscellaneous.

3.1           Entire Agreement. This Agreement, as amended from time to time by the Fund, the Adviser and the Distributor, embodies the entire agreement and understanding between the Fund, the Adviser and the Distributor hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

3.2           Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.3           Interpretation. Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s charter or bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Fund.

3.4           Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Advisory Fee or Distribution Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement, Rule 12b-1 Plan or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement, Rule 12b-1 Plan or the 1940 Act and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such Court, by rules, regulations or orders of the Securities and Exchange Commission (“SEC”) issued pursuant to the 1940 Act. In addition, if the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is revised by rule, regulation or order of the SEC, that provision will be deemed to incorporate the effect of that rule, regulation or order. Otherwise the provisions of this Agreement will be interpreted in accordance with the substantive laws of the State of New York.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers as of the day and year first above written.

Value Line Core Bond Fund

By	/s/ Mitchell E. Appel
Mitchell E. Appel
President and Chief Executive Officer

EULAV Asset Management

By:	/s/ Mitchell E. Appel
Mitchell E. Appel
President

EULAV Securities LLC

By:	/s/ Mitchell E. Appel
Mitchell E. Appel
President